As filed with the Securities and Exchange Commission on November 8, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Mills Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

601148109

(CUSIP Number)

Martin Edelman, Esq.

Mark Schonberger, Esq.

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109	Page 2 of 22 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chaim Katzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States and Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7
14		TYPE OF REPORTING PERSON IN

CUSIP No. 601148109	Page 3 of 22 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit-Globe Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 4 of 22 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M G N (USA) INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 5 of 22 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAZIT (1995), INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 6 of 22 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HOLLYWOOD PROPERTIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 7 of 22 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gazit Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 601148109	Page 8 of 22 Pages

Explanatory Note: This Amendment No. 1 to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”) Gazit Canada Inc. (“Canada”) and Hollywood Properties Ltd. (“Hollywood”) (collectively, the “Reporting Persons”) filed on October 25, 2006 (the “Initial 13D”) relates to the Common Stock, par value $.01 each (“Shares”) of The Mills Corporation, a Delaware corporation (the “Issuer”). The Initial 13D together with this Amendment No. 1 shall be collectively referred to herein as the “Schedule 13D.” This Amendment No. 1 only includes items that have changed from the Initial 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial 13D is amended and restated in its entirety as follows:

The net investment cost (including broker commissions) for the Shares held by each of 1995 and Canada is set forth in the table below. No other Reporting Person directly holds Shares.

Reporting Person	Shares Held	Approximate net Investment Cost.
1995	1,000,000	$ 32,908,200
Canada	4,500,000	84,795,808

Total	5,500,000	$ 117,704,008

The 1,000,000 shares held by 1995 and 1,800,000 of the Shares held by Canada were acquired more than 60 days prior to the filing date of the Schedule 13D. The consideration for The Gazit Group’s acquisitions of the Issuer’s stock was obtained from The Gazit Group’s working capital and borrowings under existing revolving credit facilities.

To the extent Gazit consummates the transactions contemplated by the Recapitalization Proposal (as defined in Item 4 hereof), it intends to finance the recapitalization of the Issuer with The Gazit Group’s working capital, borrowings under existing revolving credit facilities and possibly new credit facilities.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is amended and restated in its entirety as follows:

The Reporting Persons acquired their original position in the Shares for investment purposes consistent with one of Gazit’s investment strategies of owning a portfolio of securities in publicly-traded REITs and other real estate companies. The Issuer had previously disclosed that it was considering strategic alternatives which the Reporting Persons subsequently learned included a potential sale of the Issuer.

Having studied the recent developments with respect to the Issuer and having amassed a significant ownership position in the Shares, Chaim Katzman, Chairman of the Board of Gazit,

CUSIP No. 601148109	Page 9 of 22 Pages

contacted by telephone representatives of the Issuer on several occasions during August through October. During these discussions, and in a meeting on August 22, 2006 with Laurence C. Siegel, the Issuer’s Chairman of the Board and then Chief Executive Officer, Mr. Katzman discussed, among other things, the Issuer’s situation and the idea of the Issuer being recapitalized as an alternative to an outright sale of the Issuer and requested that additional information about the Issuer be made publicly available. He advised that, given Gazit’s significant investment in the Shares and its need to retain flexibility with respect to its investment, Gazit was unwilling to sign a confidentiality agreement with a standstill provision. Mr. Katzman advised that Gazit would sign a confidentiality agreement that did not contain a standstill provision.

After further internal analysis, external discussions and further study of the Issuer’s assets and financial situation, as stated more fully in a letter, dated September 29, 2006, from Mr. Katzman to Mr. Siegel, which letter is filed as Exhibit 2 to the Schedule 13D and is incorporated herein by reference, Gazit submitted a non-binding indication of interest with respect to the recapitalization of the Issuer (the “Recapitalization Proposal”). Under the Recapitalization Proposal and subject to the terms and conditions therein, Gazit would invest new capital in exchange for newly authorized Series B common stock of the Issuer. Gazit proposes to invest up to$1.2 billion of cash at a per share purchase price of $24.50. The new Series B common stock would entitle Gazit to a majority of seats of the Issuer’s board of directors and would be convertible into Shares.

On October 12, 2006, Mr. Katzman sent a letter to Mark S. Ordan, Chief Executive Officer the Issuer (with a copy to the board of directors of the Issuer) regarding the Issuer's failure to file material agreements with the SEC regarding various joint ventures between the Company and affiliated and third parties, which failure has resulted in the market place not having full disclosure about material information. A copy of this letter is filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference. Subsequent to Gazit’s submission of the Recapitalization Proposal, the Reporting Persons purchased additional Shares in connection with its proposed recapitalization of the Issuer.

On October 20, 2006, Mr. Katzman and Michael Coster, a representative of RBC Capital Markets, Gazit’s financial advisor, met with Mr. Ordan, other senior executives of the Issuer, and representatives of JP Morgan, the Issuer’s financial advisor, to discuss the Recapitalization Proposal.

Mr. Katzman and Mr. Ordan discussed various aspects of the Issuer’s business and financial condition. In that meeting, Mr. Katzman made a number of observations as to why a recapitalization, rather than a sale, was in the best interests of Issuer’s stockholders, including the following:

•	First, the Issuer would have time to complete the development and redevelopment program and lease-up activities that are currently underway within the portfolio.

CUSIP No. 601148109	Page 10 of 22 Pages

•	Second, the Issuer would have the time and resources to evaluate the multiple renovation and expansion opportunities previously identified in the portfolio.

•	Third, the Issuer would have the time to appropriately market or develop the land surrounding several significant properties for higher and better uses such as residential or free-standing retail.

•

Fourth, the successful completion of the development program noted above as well as the management changes already in place should, over time, begin to lower the company’s cost of capital from that of an over-leveraged developer to that of a more conventionally-leveraged REIT with an emphasis on asset management.

•	Fifth, the Issuer would be positioned to begin a process of simplifying its capital structure in a way that can lead to increased transparency in financial reporting.

•	Sixth, execution of the aforementioned steps should lead to a higher valuation for the Issuer over-time.

•	Finally, in a change of control, Issuer may not achieve full value and could forfeit some of its tax loss carry-forwards and incur other expenses.

Mr. Katzman expressed his belief that the execution of the aforementioned steps should lead to a higher valuation for the Issuer and its stockholders over time. He also noted that given the Issuer’s significant upside potential, stockholders are entitled to receive a substantial premium to Gazit’s proposed $24.50 per share price if the Issuer were to accept a buy-out offer. This is because a recapitalization leaves the Issuer with the opportunity to, in the future, sell the Issuer whereas a buy-out at this time is irreversible and deprives the Issuer’s stockholders of the opportunity to realize the Issuer’s upside potential. Therefore, for a buy-out offer to be successful, it should be at a higher per share price than the per share price offered in a recapitalization.

Mr. Katzman urged the Issuer to give the Recapitalization Proposal more serious consideration. Mr. Ordan advised that the Recapitalization Proposal had been on the Issuer’s October 19, 2006 board agenda and was being treated as a bona fide offer. Mr. Katzman requested a meeting with the Issuer’s board and Mr. Ordan advised that that board had formed a special committee to review the Issuer’s strategic alternatives and that he would arrange for Mr. Katzman to meet with some or all the members of that committee the week of October 23, 2006.

Mr. Ordan expressed the Issuer’s desire to have Gazit and its affiliates enter into a confidentiality and standstill agreement with the Issuer as a condition to Gazit receiving any non-public information relating to the Issuer. Mr. Katzman reiterated Gazit’s unwillingness to enter into a standstill agreement with the Issuer for the reasons stated in the Recapitalization Proposal. Mr. Katzman also noted that there is no legal requirement for the Issuer to insist on a standstill in exchange for allowing a stockholder or bidder to review non-public information and that the

CUSIP No. 601148109	Page 11 of 22 Pages

Issuer’s insistence on such a requirement, in the context of a bona fide proposal from a significant stockholder, was preventing the Issuer from fulfilling its fiduciary duty and receiving a potentially higher and better offer for the Issuer and its stockholders. Mr. Ordan stated that the Issuer would revisit the issue of the standstill requirement of its confidentiality agreement and advise Mr. Katzman of its conclusions.

Mr. Ordan also requested that Gazit prepare a specific list of information relating to the Issuer that it would like to review as well as provide to the Issuer a copy of the financial model Gazit was using in connection with its analysis of the Issuer and the Recapitalization Proposal. Mr. Ordan stated that the Issuer would consider providing specific information to Gazit, subject to Gazit signing a confidentiality agreement. Mr. Katzman advised that he would send such a list and make Gazit’s model available.

Early in the morning of October 24, 2006, Mr. Ordan called Mr. Katzman and expressed an interest in continuing a dialog with respect to the Recapitalization Proposal and stated that he was working to arrange a meeting between Mr. Katzman and the Issuer’s special committee as soon as practicable. Later in the day on October 24th, Mr. Katzman sent another letter to Mr. Ordan (with a copy to the board of directors of the Issuer) to follow-up on the October 20, 2006 meeting and provide the information list requested by Mr. Ordan. A copy of this letter is filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference. In addition, Gazit issued a press release shortly after the Initial Schedule 13D appeared on the SEC’s website disclosing, among other things, the filing of this Schedule 13D. A copy of this press release is filed as Exhibit 6 to the Schedule 13D.

On October 26, 2006, representatives of Gazit management and representatives of RBC Capital Markets, Gazit’s financial advisor, participated in a telephonic meeting with members of the Issuer’s management and representatives of JP Morgan, the Issuer’s financial advisor. During this call, RBC verbally provided the Issuer and JP Morgan with certain financial metrics used to derive the Recapitalization Proposal.

On October 31, 2006, Mr. Katzman and members of Gazit management along with representatives of RBC Capital Markets, Gazit’s financial advisor, met with Mr. Ordan, members of the Issuer’s management, three of the Issuer’s board members, including two members of the Issuer’s special committee. At this meeting, Mr. Katzman repeated his observations previously made to Mr. Ordan as to why a recapitalization would be superior to a sale for the Issuer’s stockholders, discussed the background leading up to Gazit’s Recapitalization Proposal and Gazit’s ability to consummate the Recapitalization Proposal. The presentation made by Gazit at this meeting is filed as Exhibit 7 to the Schedule 13D and is incorporated herein by reference.

Following discussions with Mark Ordan, Mr. Katzman offered to revise Gazit's proposed confidentiality agreement to include a limited standstill agreement in which Gazit would agree not to buy or sell any Mills stock until the Issuer filed its Form 10-K or, if earlier, the date on which the Issuer announced it had entered into an agreement with respect to strategic alternatives. Despite Mr. Ordan's agreement to arrange a meeting/conference call of the parties and their attorneys to negotiate a compromise, the Issuer has never proposed a time for such

CUSIP No. 601148109	Page 12 of 22 Pages

meeting. Rather, the last offer made by the Issuer’s attorneys following Gazit's October 31, 2006 meeting with the Issuer’s management and certain members of its board of directors was that Gazit agree to enter into a "July standstill" (i.e., for approximately a seven-month period) on the terms set forth in Issuer’s form confidentiality agreement. For the reasons noted in the various letters filed as exhibits to the Schedule 13D, Gazit's counsel replied that the offer was non-responsive and an unacceptable compromise.

On November 2, 2006, counsel to Gazit sent a letter to Mark Ordan demanding that certain joint venture agreements be filed with the SEC. This letter is filed as Exhibit 8 to the Schedule 13D and is incorporated herein by reference.

On November 8, 2006, Chaim Katzman sent a letter to Mark Ordan informing him that Gazit is filing a lawsuit in the Delaware Court of Chancery pursuant to 8 Del. C. § 211, demanding that the Issuer hold an annual meeting of stockholders at which Gazit intends to propose its own directors. In addition, this letter put the Issuer on notice that it should not enter into any definitive agreement as to a change of control transaction, or the sale of significant assets, before the Issuer has filed its financials and joint venture agreements and given all potential bidders, including Gazit, fourteen days to review such materials and submit firm offers to the Issuer. This letter is filed as Exhibit 9 to the Schedule 13D and is incorporated herein by reference. The complaint relating to the lawsuit is filed as Exhibit 10 to the Schedule 13D. In addition, on November 8, 2006, Gazit intends to issue a press release announcing the filing of the lawsuit against the Issuer, which press release is filed as Exhibit 11 to the Schedule 13D.

Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, the availability of Shares or shares of Issuer preferred stock at prices that would make the purchase of additional Shares or Issuer preferred stock desirable or and the likelihood of consummating transactions contemplated by the Recapitalization Proposal, the Reporting Persons may or may not endeavor to increase their positions in the Shares and expect to increase their positions in the Issuer’s preferred stock through, among other things, the purchase of Shares and/or the Issuer’s preferred stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

Depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management and/or the Board of Directors of the Issuer concerning the business, operations, strategic direction and control of the Issuer, communicating with other shareholders of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 601148109	Page 13 of 22 Pages

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial 13D is amended and restated in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by each Reporting Person as of the date of filing of this Schedule 13D is based upon 56,603,203 Shares issued and outstanding as reported by the Issuer in its most recent Quarterly Report of Form 10-Q for the Quarterly Period Ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 (the “Issuer’s September 30, 2005 10-Q”). None of the Covered Persons individually owns any Shares.

Chaim Katzman

(a)	Aggregate Number of Shares beneficially owned: 5,500,000 (9.7% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,500,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,500,000

As discussed in Schedule I annexed to the Initial 13D, Mr. Katzman may be deemed to control Gazit. Of the shares beneficially owned by Mr. Katzman as of the date of this filing:

•

Mr. Katzman shares voting and dispositive authority over 1,000,000 Shares with Gazit, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•

Mr. Katzman shares voting and dispositive authority over 4,500,000 Shares with Gazit, Hollywood and Canada, as such Shares are held directly by Canada, a subsidiary controlled by Hollywood, which in turn is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Mr. Katzman has not effected any transactions in the Shares during the past 60 days.

CUSIP No. 601148109	Page 14 of 22 Pages

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katzman.

(e)	Not applicable.

Gazit

(a)	Aggregate Number of Shares beneficially owned: 5,500,000 (9.7% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 5,500,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 5,500,000

Of the shares beneficially owned by Gazit as of the date of this filing:

•

Gazit shares voting and dispositive authority over 1,000,000 Shares with Mr. Katzman, MGN and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control; and

•

Gazit shares voting and dispositive authority over 4,500,000 Shares with Mr. Katzman Hollywood and Canada, as such Shares are held directly by Canada, a subsidiary of Hollywood, which in turn is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Gazit has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gazit.

(e)	Not applicable.

MGN

(a)	Aggregate Number of Shares beneficially owned: 1,000,000 (1.8% of the Shares).

(b)	Number of shares as to which such person has:

CUSIP No. 601148109	Page 15 of 22 Pages

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,000,000

MGN shares voting and dispositive authority over Shares it beneficially owns with Mr. Katzman, Gazit and 1995, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which in turn is a wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	MGN has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by MGN.

(e)	Not applicable.

1995

(a)	Aggregate Number of Shares beneficially owned: 1,000,000 (1.8% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,000,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,000,000

1995 shares voting and dispositive authority over all Shares it beneficially owns with Mr. Katzman, Gazit and MGN, as such Shares are held directly by 1995, a wholly-owned subsidiary of MGN, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	1995 has not effected any transactions in the Shares during the past 60 days.

CUSIP No. 601148109	Page 16 of 22 Pages

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by 1995.

(e)	Not applicable.

Hollywood

(a)	Aggregate Number of Shares beneficially owned: 4,500,000 (7.9% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,500,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,500,000

Hollywood shares voting and dispositive authority over all the Shares it beneficially owns with Mr. Katzman, Gazit and Canada, as Such shares are held directly by Canada, a subsidiary of Hollywood, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)	Hollywood has not effected any transactions in the Shares during the past 60 days.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Hollywood.

(e)	Not applicable.

Canada

(a)	Aggregate Number of Shares beneficially owned: 4,500,000 (7.9% of the Shares).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,500,000

(iii)	Sole power to dispose or to direct the disposition of: 0

CUSIP No. 601148109	Page 17 of 22 Pages

(iv)	Shared power to dispose or to direct the disposition of: 4,500,000

Canada shares voting and dispositive authority over all the Shares it beneficially owns with Mr. Katzman, Gazit and Hollywood, as such Shares are held directly by Canada, a subsidiary of Hollywood, which in turn is wholly-owned subsidiary of Gazit, which Mr. Katzman may be deemed to control.

(c)          During the past 60 days, Canada purchased the following Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	450,000	$ 15.74	$ 7,082,595
October 17, 2006	375,000	15.69	5,884,688
October 18, 2006	800,000	16.34	13,068,480
October 19, 2006	400,000	17.21	6,885,240
October 20, 2006	275,000	17.26	4,746,225
November 3, 2006	200,000	18.21	3,641,200
November 6, 2006	200,000	18.79	3,757,600

Totals	2,700,000		$ 45,066,028

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

(d)          Other than as described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Canada.

(e)	Not applicable.

CUSIP No. 601148109	Page 18 of 22 Pages

Holdings and Purchases of Preferred Shares by Canada

Holdings of Preferred Shares. In addition to the beneficial ownership of Shares by each Reporting Person disclosed above, the following table discloses the number of each class of Preferred Shares and the percentage of each class of the Preferred Shares held by Canada. Other than Canada, no Reporting Person or Covered Person holds Preferred Shares. Canada shares voting and dispositive power with respect to these Preferred Shares in the same manner as disclosed above in this Item 5 with respect Shares held by Canada. The sources of funds for Canada’s purchase of Preferred Shares are the same as is disclosed in Item 3 with respect to the purchase of Shares.

Series B		Series C		Series E		Series G
Number	%(1)	Number	%(2)	Number	%(3)	Number	%(4)
81,400	1.9%	88,000	2.5%	225,700	2.6%	68,900	0.8%

_______________

(1)           Based on 4,300,000 Series B Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

(2)           Based on 3,500,000 Series C Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

(3)           Based on 8,545,000 Series E Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

(4)           Based on 9,200,000 Series G Preferred Shares issued and outstanding as of September 30, 2005 as reported in the Issuer’s September 30, 2005 10-Q.

Purchases of Series B Preferred Shares. During the past 60 days, Canada purchased the following Series B Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	23,000	$ 21.37	$ 491,395
October 17, 2006	27,000	21.57	582,306
October 18, 2006	5,500	21.68	119,260
October 19, 2006	5,000	21.97	109,850
October 23, 2006	800	22.00	17,600
November 3, 2006	9,400	21.40	201,151
November 6, 2006	10,700	21.65	231,644

Totals	81,400		$ 1,753,206

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

Purchases of Series C Preferred Shares. During the past 60 days, Canada purchased the following Series C Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	35,000	$ 21.21	$ 742,235

CUSIP No. 601148109	Page 19 of 22 Pages

October 17, 2006	10,000	21.59	215,850
October 18, 2006	4,000	21.72	86,895
October 19, 2006	3,100	21.91	67,942
October 23, 2006	23,500	22.00	516,906
November 3, 2006	2,000	21.45	42,900
November 6, 2006	10,400	21.61	224,734

Totals	88,000		$ 1,897,462

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

Purchases of Series E Preferred Shares. During the past 60 days, Canada purchased the following Series E Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 16, 2006	12,000	$ 20.57	$ 246,799
October 17, 2006	6,200	20.78	128,828
October 18, 2006	4,800	21.11	101,328
October 19, 2006	80,400	21.63	1,739,293
October 20, 2006	25,600	21.98	562,765
October 23, 2006	72,000	21.91	1,577,304
November 3, 2006	700	20.95	14,665
November 6, 2006	24,000	21.26	510,240

Totals	225,700		$ 4,881,222

_______________

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

Series G Preferred Shares. During the past 60 days, Canada purchased the following Series G Preferred Shares on the New York Stock Exchange:

Trade Date	No. of Shares	Avg. Price Per Share(1)(2)	Total Cost(1)
October 17, 2006	15,000	$ 20.02	$ 300,371
October 18, 2006	15,000	20.02	300,350
October 19, 2006	1,000	20.11	20,110
November 3, 2006	5,000	19.47	97,370
November 6, 2006	32,900	19.75	649,742

Totals	68,900		$ 1,367,943

_______________

CUSIP No. 601148109	Page 20 of 22 Pages

(1)           Average price per share amounts have been rounded. Therefore, the numbers in the “Total Cost” column do not exactly match the product of the corresponding entries in the “No. of Shares” and “Avg. Price Per Share” columns.

(2)	Includes broker commissions.

CUSIP No. 601148109	Page 21 of 22 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Initial 13D is amended and restated in its entirety as follows:

Exhibit No.	Description
1.	Consent and Joint Filing Statement.*
2.

Letter, dated September 29, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Laurence C. Siegel, Chairman of the Board and former Chief Executive Officer of The Mills Corporation submitting Gazit-Globe Ltd’s and its subsidiaries’ preliminary non-binding indication of interest with respect to the recapitalization of the Mills Corporation (the “Proposal Letter”).*

3.	Letter, dated October 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Mark S. Ordan, Chief Executive Officer of The Mills Corporation retransmitting the Proposal Letter.*
4.

Letter, dated October 12, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Mark S. Ordan, Chief Executive Officer of The Mills Corporation expressing Mr. Katzman’s concerns regarding The Mills Corporation’s failure to file material agreements with the SEC.*

5.

Letter, dated October 24, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Mark S. Ordan, Chief Executive Officer of The Mills Corporation providing a list of requested information.*

6.	Press release of Gazit-Globe Ltd., dated October 25, 2006, announcing it acquisition of 9 percent of the outstanding common stock of The Mills Corporation.*
7.	Presentation by Gazit-Globe Ltd. to management and certain board members of The Mills Corporation on October 31, 2006.
8.

Letter, dated November 2, 2006, from Paul, Hastings, Janofsky & Walker LLP to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, demanding that The Mills Corporation file its joint venture agreements with the SEC.

9.

Letter of November 8, 2006 from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd, to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, informing him of the filing of a lawsuit by Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.

10.	Complaint of Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.
11.	Press release, dated November 8, 2006, announcing the filing of a lawsuit by Gazit-Globe Ltd. seeking to compel The Mills Corporation to hold an annual meeting.

_____________________

* Previously filed with SEC on November 25, 2006 with the Initial 13D.

CUSIP No. 601148109	Page 22 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: November 8, 2006	By:	/s/ Chaim Katzman

GAZIT-GLOBE LTD.
Date: November 8, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Chairman

M G N (USA) INC.
Date: November 8, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

GAZIT (1995), INC.
Date: November 8, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: President

HOLLYWOOD PROPERTIES LTD.
Date: November 8, 2006	By:	/s/ Chaim Katzman
Name: Chaim Katzman
Title: Attorney-in-fact

GAZIT CANADA INC.
Date: November 8, 2006	By:	/s/ Dori Segal
Name: Dori Segal
Title: President

EXHIBIT 7

October 31, 2006

Strictly Private and Confidential

Presentation to the
Special Committee of
The Mills Corporation

Forward-Looking Information

Management believes certain statements in this presentation may constitute "forward-looking statements“ within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of
the Securities Exchange Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and risks, many of which are subject to change. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Gazit-Globe Ltd., and its affiliates and subsidiaries. Additionally, forward-looking statements speak only as of the date they are made, and we undertake no obligation to release publicly the results of any future revisions or updates we may make to forward-looking statements to reflect new information or circumstances after the date hereof or to reflect the occurrence of future events.

Presentation Agenda

A.

Introduction

B.

Overview of Gazit

C.

Why a Recapitalization?

D.

Overview of Proposed Recapitalization

E.

Post-Recapitalization

F.

Next Steps

Introduction

Introduction

Gazit-Globe Ltd. (“Gazit”) is pleased to have the opportunity to meet with the Special Committee of the Board of The Mills Corporation (“Mills”, “MLS” or the “Company”)

Gazit strongly believes that value will be maximized for Mills’ shareholders through a
Recapitalization of Mills rather than an outright sale

Gazit is concerned that a sale of Mills at this time is likely to result in “distressed” pricing

A recapitalization will allow Mills to refocus on operational improvements and complete existing development projects with positive financial results

On September 29th, 2006 Gazit submitted the Recapitalization proposal through the then CEO of
Mills

On October 26th, Gazit’s advisors had a conference call with JP Morgan to provide information on the financial assumptions and model underlying the Recapitalization proposal

This presentation will provide additional rationale and support for the proposed recapitalization

Overview of Gazit

Why a Recapitalization?

Overview of Proposed Recapitalization

Post-Recapitalization

Next steps

Introduction

Gazit also wants to convey to Mills and their advisors that, while they have not had access to the data room, Gazit and their advisors have completed significant work using publicly available information, albeit somewhat dated

In addition to extensive financial analysis, Gazit and/or their advisors have recently visited all of the
Mills properties

Cushman & Wakefield was engaged to provide financial analysis, market and demographic information on each property

Paul, Hastings, Janofsky & Walker LLP have been engaged as legal advisors

RBC Capital Markets has been engaged as financial advisors

Gazit is a major shareholder in Mills with approximately 9% of the common stock

Gazit also owns approximately $9.2 million face amount of preferred shares

Overview of Gazit

Overview of Gazit

Business Philosophy

Owner, developer & operator of necessity driven income producing properties

Targeting countries with political and economic stability

Focusing on growing urban areas with high barriers to entry

Identifying and expanding into geographic regions or real estate sectors with compelling opportunities

Generating strong, sustainable and growing cash flow

Seeking growth through property acquisitions, development activities and strategic opportunities

Proven track record in building, rebuilding and supporting existing management and board teams of real estate companies in North America and Europe

Equity One - Built by Gazit from 1991, then listed on the NYSE in 1998 and grown mainly through
M&A initiatives

First Capital - Gazit rebuilt the troubled “Centerfund” from 2000 to a leading player in the Canadian real estate market mainly by asset acquisition and development given the lack of Canadian M&A opportunities

Citycon - Since Gazit became a stockholder in 2004, enhanced the board and management team, strengthened the balance sheet, improved the asset portfolio and broadened the geographical footprint

RBC Capital Markets

GAZIT-GLOBE LTD.
U.S.A.
EQUITY ONE
ROYAL SENIOR CARE
PROMED PROPERTIES
CANADA
FIRST CAPITAL REALTY
EUROPE
CITYCON
GAZIT EUROPE
ISRAEL
GAZIT-GLOBE ISRAEL

Overview of Gazit

Gazit-Globe
equity market
capitalization:

$1.5 billion

Overview of Gazit

Creating value in the long run

Annual Growth Rate (1998 - Q2/2006)

1998

56%

Q2/2006

52%

Debt to
Market Cap.

Share
Price

35%

18%

FFO per
share

Dividend
per share

21%

➢

Stockholm
Helsinki
Gothenburg
Tallinn
Edmonton
Vancouver
Quebec City
London
Hamburg
Ottawa
Montreal
Calgary
Toronto
Boston
Nashville
Charlotte
New Jersey
Raleigh
Dallas
San Antonio
Atlanta
Tel Aviv
Jacksonville
Tampa
Orlando
Houston
Miami

Overview of Gazit

Where Gazit operates

470 properties

44.2 million square feet

Over $730 million annual revenues

➢

–

–

–

600%
500%
400%
300%
200%
100%
0%
Equity One
Morgan Stanley REIT Index
May-98
May-99
May-00
May-01
May-02
May-03
May-04
May-05
May-06

Overview of Gazit

Equity One (EQY NYSE) - Creating long term value mainly through M&A initiatives

Gazit directly and indirectly owns 41% of Equity One, which has an equity market cap of $1.9 billion

Equity One is the owner, developer, and operator of grocery-anchored shopping centers on the east coast of the US with 20.9 million square feet of GLA

Has grown through three follow-on equity offerings and three major M&A transactions including the acquisitions of Centrefund (U.S.) Realty Corporation and United Investors Realty Trust in 2001 and
the 2003 merger with IRT Property Company

Total Return Relative Performance

Equity One

CAGR:

20%

600%
500%
400%
300%
200%
100%
0%
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
First Capital Realty
S&P/TSX REIT Index

Overview of Gazit

First Capital Realty (FCR TSE) - Creating long term value through rebuilding

Gazit owns 53% of First Capital Realty, which has an equity market cap of C$1.9 billion

First Capital Realty’s focus is on operating, developing and redeveloping urban supermarket anchored shopping centers across Canada with 17.2 million square feet of GLA

Gazit acquired a troubled Canadian company, Centrefund in 2000

Transferred its US assets to Equity One for stock

Reduced its debt to market cap ratio from 88% (January, 2001) to 45% (December, 2005)

Acquired or developed 116 shopping centers during this period and developed/redeveloped/expanded >50% of the portfolio

Total Return Relative Performance

First Capital

Realty

CAGR:

29%

350%
300%
250%
200%
150%
100%
50%
0%
Feb-04
Aug-04
Feb-05
Aug-05
Feb-06
Aug-06
Citycon
EPRA/NAREIT Eurozone Index

Overview of Gazit

Citycon Oyj (CTY1S Helsinki Stock Exchange) - Creating long term value through strategic management

Gazit owns 36.8% of Citycon which has an equity market cap of €683 million

Gazit acquired its controlling stake in 2004 from Citycon’s founders and helped to reorganize and re-energize the Board

Citycon owns, leases, manages and develops its properties, which include 29 shopping centers and 127 supermarkets and shops in Finland, Sweden, Estonia and Lithuania with 7.7 million square feet of GLA

Pursuant to its revised business plan, Citycon has expanded into shopping center development in
Finland and Sweden and made acquisitions in Sweden and Estonia in 2005

Citycon recently sold 76 non core assets

Total Return Relative Performance

Citycon

CAGR:

47%

Why a Recapitalization?

Why a Recapitalization?

Gazit strongly believes that value will be maximized for shareholders of Mills through a recapitalization rather than an outright sale

A sale in the current circumstances is likely to result in distressed pricing

Need time to address properties that have not yet matured/stabilized

The current situation has arisen from a combination of events which has distracted management from the core Mills Landmark Centers business:

Highly leveraged balance sheet which constrains financial and operational flexibility debt + preferreds leverage was 56% of market capitalization as at 9/30/05 with the stock at
$55.08, currently is estimated to be 74%, with the stock at $18.57

Rapid expansion into Regional 21st Century Retail and Entertainment properties in the US and internationally

A significant development pipeline

Financial and operational challenges of Xanadu Meadowlands

Some recent development projects have been slow to lease-up/stabilize

High cost of capital relative to underlying property yields, especially from the preferred shares and preferred returns provided to joint venture partners

Ongoing accounting review and SEC investigation

Why a Recapitalization?

The proposed Recapitalization provides current Mills shareholders, who hold undervalued securities, with the opportunity to participate in the inherent value of Mills which will be achieved under the Recapitalization

Enhanced by the fact that Gazit’s proposed investment is at a significant premium to the recent trading price of Mills’ shares

Recent actions by Mills have been important steps in getting Mills back on firmer footing

Eliminating most development activities (but continuing selective redevelopment)

Closing of the sale of the international properties to Ivanhoe Cambridge

Suspension of dividends on both the common and preferred shares

However the imminent existing debt maturities are a major constraint to Mills’ “going concern”
status

Extension of the Goldman Sachs facility requires a recapitalization or other significant infusion of liquidity/capital before December 31, 2006

Why a Recapitalization?

The proposed $1.2 billion Recapitalization would be the final step to provide Mills with the financial capacity and flexibility to reinvigorate its core mall business

Mills would have time to complete the development and redevelopment program and lease-up activities that are currently underway within the portfolio

Mills would have the time and resources to evaluate the multiple renovation and expansion opportunities previously identified in the portfolio

Mills would have the time to appropriately market or develop the land surrounding several significant properties for higher and better uses such as residential or free-standing retail

The successful completion of the development program noted above as well as the management changes already in place should, over time, begin to lower the company’s cost of capital from that of an over-leveraged developer to that of a more conventionally-leveraged REIT with an emphasis on asset management

Mills would be positioned to begin a process of simplifying its capital structure in a way that can lead to increased transparency in financial reporting

Execution of the aforementioned steps should lead to a higher valuation for Mills over time

In a change of control, Mills may not achieve full value and could forfeit some of its tax loss carry-
forwards and incur other expenses

Overview of Proposed Recapitalization

Overview of Proposed Recapitalization

As set out in the letter dated September 29, 2006, the main element of Gazit’s proposed
Recapitalization is the investment of new capital into Mills of up to $1.2 billion

In the form of common stock at a price per share of $24.50

This new common stock would be classified as Series B

Would entitle Gazit to a majority of the seats on the Company’s board

Would also be convertible into the currently outstanding series of common stock

This new investment would be in addition to Gazit’s current holdings of the Mills' common stock and preferred shares

Represents a premium of 31% to 44% to the 30, 60 and 90 day volume weighted average price of the Company’s common stock

Overview of Proposed Recapitalization

The Recapitalization is conditional on the following:

The Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on
Form 10-Q for 2006 being filed with the SEC

The sales of Madrid Xanadu, St. Enoch and Vaughan Mills which closed on October 6, 2006

The announced Xanadu Meadowlands restructuring with Colony will be completed in accordance with recently filed 8-K

All of the Company’s joint venture arrangements remain in place and that the Recapitalization
(including the changes in board composition) will not trigger any defaults or buy-sell rights under those arrangements

No defaults exist under existing debt obligations, joint venture agreements or other material contracts

That the Recapitalization (including the changes in board composition) will not trigger any defaults with respect existing debt obligations, joint venture agreements or other material contracts

The Company’s preferred stock will remain outstanding

“Change in control” payments, if any, will not exceed $20 million

A portion of the Recapitalization equity will be used to pay down the senior term loan with Goldman
Sachs

The proposed Recapitalization will not require approval by Gazit’s stockholders

Post-Recapitalization

Post-Recapitalization

Following closing, Gazit intends to support a Board initiative to surface the underlying value for
Mills shareholders with an emphasis on the following main areas:

Oversee current Mills management, while creating an environment to attract key personnel as required

Supplement with accounting and leasing systems adequate to the task

Initiate a focused marketing, leasing and operations strategy to realize the full potential of Mills’
mall portfolio

Proactively manage the right side of the balance sheet to achieve a capital structure to support the operational strategy and provide flexibility to adapt to changing conditions in the retail sector

Implement a strategy to manage the debt maturity profile, including near term debt maturities

Lower the overall cost of debt by optimizing property debt

Develop a strategy to deal with the joint venture structures

Begin executing on a business plan that takes into account the following:

Focused redevelopments (with regard to property type, regions, G&A cost and management capability)

Adequate capital to maintain and improve operating assets

Resuming growth through developments and/or acquisitions

Next Steps

Next Steps

No transaction is feasible for any party until Mills is current with respect to all filings with the SEC

As outlined in our letter of October 24, 2006, the following is the list of information we would like to review that is not yet publicly available, but which would have been available in the ordinary course but for the filing delays:

Draft financial statements for all periods subsequent to the September 30, 2005 Form 10-Q

Draft Form 10-K for the year ended December 31, 2005

Draft Form 10-Qs for the quarterly periods ended March 31, 2006, June 30, 2006 and September
30, 2006 and related draft “supplemental information packages” typically released by publicly traded REITs

A status report on the Meadowlands Xanadu project and the letter of intent relating thereto

Our review of the requested information is necessary so that we can issue a firm offer as soon as possible

Gazit is prepared to enter into a limited confidentiality agreement with limited standstill provisions to gain such access

We have provided a draft agreement to Mills’ counsel

While reviewing the updated financial information, Gazit is also prepared to continue further discussions with Mills and their advisors to further advance the Recapitalization proposal

These discussions would not involve material non-public information regarding Mills, which would impair Gazit’s ability to deal with its significant investment in Mills

EXHIBIT 8

[Paul, Hastings, Janofsky & Walker LLP Letterhead]

November 2, 2006

VIA UPS AND

CERTIFIED MAIL/RETURN RECEIPT REQUESTED

November 2, 2006

Mark S. Ordan

Chief Executive Officer

The Mills Corporation

5425 Wisconsin Avenue, Suite 500

Chevy Chase, MD  20815

Dear Mr. Ordan:

On October 12, our client, Gazit-Globe Ltd., wrote to you requesting that The Mills Corporation publicly file with the SEC its joint venture agreements. The joint ventures represent one of Mills’ major financing strategies and we understand that a material amount of its net asset value is held through them. To date, Gazit has received no response to its letter nor has the Company filed the agreements on the SEC’s EDGAR system.

In addition to the points raised in the October 12 letter, we note the fact that many of these joint agreements have been entered into with entities that are related parties (i.e. KanAm) and we are surprised and perplexed as to why the Company has determined they are not required to be filed as exhibits under Item 601 of Regulation S-K. Stockholders and potential investors should be supplied with the details of all of the significant financial relationships the Company has, especially when they involve related parties.

We demand The Mills Corporation publicly file its joint venture agreements. The silence which has met Gazit’s requests for information has left us no alternative but to take its concerns to the SEC and the New York Stock Exchange. Accordingly, we are sending a copy of this letter to both organizations. I hope that you will give this letter the attention it deserves and make public the joint venture agreements forthwith. Failure to file the joint venture agreements immediately will force us to lodge formal complaints with both the SEC and the New York Stock Exchange.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc: SEC, NYSE

EXHIBIT 9

[GAZIT-GLOBE LTD. LETTERHEAD]

VIA UPS AND

CERTIFIED MAIL/RETURN RECEIPT REQUESTED

November 8, 2006

Mark S. Ordan

Chief Executive Officer

The Mills Corporation

5425 Wisconsin Avenue, Suite 500

Chevy Chase, MD  20815

Dear Mark:

I am writing to inform you that Gazit is today filing a complaint in the Delaware Court of Chancery pursuant to 8 Del. C. § 211, demanding our right, as stockholders, to an annual meeting.

It has now been well over a month since Gazit, as a concerned stockholder with a significant stake in Mills, contacted Mills to express its desire to aid in the search for strategic alternatives. The net sum of our talks with Mills can only be defined as the absence of substance. It is now clear to us that Mills’ current Board of Directors and management team are not willing to engage us in a productive conversation. We believe your purpose is not to bring us into the strategic process, but rather to baffle, frustrate and ultimately deter Gazit’s efforts to give its recapitalization proposal the hearing it deserves.

As I am sure you are aware, Section 211(b) of the Delaware General Corporation Law contains a mandatory requirement that every Delaware corporation “shall” hold an "annual meeting of stockholders . . . for the election of directors.” The purpose of the statute is obvious – to once a year give substance to the stockholders’ franchise. The Mills’ stockholders have been disenfranchised for seventeen months while the current Board of Directors has again and again delayed calling its annual meeting because it has been unable to get its fiscal house in order. It is not the Board, however, that has suffered; it is the stockholders. While we cannot force the Board to give our proposal the consideration it deserves, we can and will require the Board to sit in judgment before the stockholders, the constituency that ultimately pays the price for, or shares the rewards of, the Board’s decisions.

In addition to proposing at the annual meeting a slate of directors who we believe will provide the necessary vision to guide Mills through these difficult times, we will also be proposing that stockholders approve an amendment to its charter to eliminate the classified board structure which, in this case, serves to entrench the current leadership.

We believe, and we think that our fellow stockholders will agree, that the current Mills Board is incapable of providing the guidance necessary to offer a vision of the future that will remedy its past failures. Actions speak louder than words, and the lack of action clearly indicates a board of directors which has embraced inertia.

The last time Mills held its annual meeting was June 7, 2005, on which day its stock price closed at $59.00 per share. Yesterday, the stock closed at $18.51 per share. Seventeen months have born witness to a long, steady decline in the stock price and we fear that without a coherent plan to re-tool Mills, the next seventeen months will be just as bleak for stockholders. Since the last annual meeting, Mills has experienced, among other problems:

•	another serious round of financial restatements, which have been so delayed as to risk NYSE delisting;
•	the commencement of an SEC accounting investigation;
•	increased leverage resulting in a potential financial crisis;
•	the cessation of common and preferred dividends; and
•	the forced cancellation of major projects, resulting in major losses.

Further, this long steady decline is not limited to Mills’ financial performance. My associates, our advisors or I have personally examined every property in the Mills’ portfolio. What we have found are properties in need of proactive asset and property management.

Our repeated request that Mills make available to its stockholders the details of its joint venture agreements via its quarterly Supplemental Report have gone unanswered.  In particular, we have sent to you letters dated October 12, and November 2, 2006 in which we have urged Mills to file the joint venture agreements with the SEC. Mills’ failure to comply with this request is clearly not in the interest of stockholders, all of whom are trying to derive a fair value for Mills, and some of whom may be bidders for Mills.  This lack of disclosure is even more disturbing, and the need more critical, than with other REITs, given that Mills’ largest joint venture partner also sits on its board and stockholders are kept in the dark regarding the agreements between the two.

Gazit has already invested considerable time and money in evaluating Mills’ business and properties and putting together its recapitalization proposal. Gazit remains ready, willing and able to provide you with a firm recapitalization offer without the need for additional due diligence, subject only to a review of your financials and the joint venture agreements that either eventually will or should be released publicly.

We believe that Mills’ requirement to have Gazit execute a standstill in order to obtain financial information that, in the ordinary course would already have been made public, is damaging to Mills’ value. A standstill agreement is not a legal requirement, but a tactical one. Given that a standstill requirement discriminates against credible bidders who are also stockholders, we urge Mills not to run “a process of the few,” but rather meet its fiduciary duty and engage in a “productive dialogue with the many” in order to maximize value for all stockholders.

We are putting you on notice that you should not enter into any definitive agreement as to a change of control transaction, or the sale of significant assets, before you have filed your financials and joint venture agreements and given all potential bidders, including Gazit, fourteen days to review such materials and submit firm offers to Mills. Your failure to provide us and other potential bidders with this opportunity would be detrimental to stockholders and deprive them of the ability to maximize their value; it may force Mills to pay a break-up fee that can be easily avoided.

It was our sincerest hope that we would receive some genuine indication from Mills that it was ready to deal with us in a forthright manner. We have been completely open in our dealings and had hoped that Mills would be as well. However, after weeks of procrastination, vague promises and lack of any productive outcome, we have been left with no choice but to take our concerns directly to the stockholders, who will now have the chance to give their opinions regarding the Board’s performance.

Yours very truly,

/s/ Chaim Katzman

Chaim Katzman

Chairman of the Board

cc: Board of Directors, The Mills Corporation

Important Information

Chaim Katzman, M G N (USA) Inc., Gazit (1995) Inc., Hollywood Properties Ltd., Gazit Canada Inc. intend to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of The Mills Corporation in connection with The Mills Corporation’s next meeting of stockholders to be held for the purpose of electing directors. Security holders are advised to read that proxy statement when it becomes available because it will contain important information. The proxy statement along with any other relevant documents, will be available for free at www.sec.gov. You may also obtain a free copy of the proxy statement, when it becomes available, by contacting Jonathan Perle at 212-318-6618, or by sending an email to jonathanperle@paulhastings.com. Quantified information relating to the security holdings of persons who may be deemed to be participants in the solicitation of The Mills Corporation’s stockholders may be found in the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd., M G N (USA) Inc., Gazit (1995) Inc., Hollywood Properties Ltd. and Gazit Canada Inc. filed on October 25, 2006 and amended on November 8, 2006 and as it may be further amended.

EXHIBIT 10

THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

GAZIT-GLOBE LTD., an Israeli real estate investment company, Plaintiff, v. THE MILLS CORPORATION, a Delaware corporation, Defendant.	) ) ) ) ) ) ) ) ) ) )	C.A. No._______________

COMPLAINT PURSUANT TO 8 DEL. C. § 211

Plaintiff Gazit-Globe Ltd. (“Gazit”), by and through its undersigned counsel, upon knowledge as to itself and upon information and belief as to all other matters, alleges for its complaint herein as follows:

Nature Of The Action

1.             This action seeks an order pursuant to Section 211 of the General Corporation Law (“Section 211”) summarily directing an annual meeting of stockholders of defendant The Mills Corporation (“Mills” or the “Company”) to be held at the earliest practicable date. More than thirteen months have passed since the Company held an annual meeting of stockholders. Accordingly, Gazit is entitled to an order summarily compelling the Company to hold an annual meeting as required under Section 211.

Parties

2.             Plaintiff Gazit is a real estate investment company organized under the laws of Israel. At all times relevant to this action, Gazit has been and continues to be a stockholder of the Company.

3.             Mills is a Delaware corporation with its principal place of business at 5425 Wisconsin Avenue, Suite 500, Chevy Chase, Maryland 20815.

Factual Background

4.             Article II of the Company’s bylaws provides that “[t]he annual meeting of stockholders for the election of directors and the transaction of such other proper business shall be held on the first Thursday in the month of May ... unless otherwise specified by resolution adopted by the Board of Directors, and at the time and place ... as determined by the Board of Directors.”

5.             The Company’s last annual meeting for the election of directors was held on June 7, 2005. The Company has not held an annual meeting of stockholders, nor have the stockholders acted by written consent to elect directors in lieu of an annual meeting, for more than thirteen months.

6.             As of the filing of this complaint, the Company has failed to designate a date for an annual meeting of stockholders to occur this year.

COUNT 1

7.             Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.

8.             The Company has not held an annual meeting of stockholders for the election of directors since June 7, 2005, more than thirteen months before the filing of this complaint.

9.             No action has been taken by written consent in lieu of an annual meeting within the last thirteen months to elect directors in accordance with Section 211.

10.          As of the date of the filing of this complaint, the Company has not designated a date for the holding of an annual meeting of stockholders.

11.          Pursuant to Section 211, if the Company fails to hold an annual meeting or if the stockholders do not act by written consent to elect directors in lieu of an annual meeting for a period of 13 months “after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.”

12.	Gazit has no adequate remedy at law.

WHEREFORE, Gazit respectfully requests that this Court enter an order pursuant to Section 211:

a.             Summarily ordering the Company to call and hold an annual meeting of stockholders at the earliest practicable date, but no later than December 15, 2006;

b.             Designating the time and place of the annual meeting, setting a prompt record date for the determination of the stockholders of the Company entitled to vote at the annual meeting, and approving the form of notice of the annual meeting;

c.             Awarding Gazit its costs and expenses, including attorneys’ fees, in connection with this action; and

d.             Granting Gazit such other and further relief as the Court deems just and proper.

Of Counsel: Kevin C. Logue Paul, Hastings, Janofsky & Walker LLP 75 East 55th Street New York, New York 10022 (212) 318-6000

/s/ J. Travis Laster

J. Travis Laster (#3514)

Matthew F. Davis (#4696)

Abrams & Laster LLP

Brandywine Plaza West

1521 Concord Pike, Suite 303

Wilmington, Delaware 19803

(302) 778-1000

Attorneys for Plaintiff

Dated: November 8, 2006

EXHIBIT 11

Media Contacts: rbb Public Relations

355 Alhambra Circle, Ste. 800 Coral Gables, FL 33134

650 Fifth Avenue, 34th Floor, New York, NY 10019

Bruce Rubin / Bruce.Rubin@rbbpr.com

Miami Office: 305-461-5794

Katie Rodi / Katie.Rodi@rbbpr.com

November 8, 2006

Gazit-Globe Files Suit Against The Mills Corporation

to Force Mills to Hold Annual Meeting

TEL AVIV—Gazit-Globe Ltd., Israel’s largest real estate investment company (TASE: GLOB), said today it has filed a lawsuit against The Mills Corporation (NYSE: MLS), seeking to compel the Chevy-Chase, Maryland based developer of regional malls and shopping centers to hold its annual meeting.

Gazit-Globe recently increased its ownership of common stock in The Mills Corporation to in excess of nine percent and expressed a desire to recapitalize the struggling company. The lawsuit was filed in Delaware where The Mills Corporation is incorporated.

Chaim Katzman, Gazit-Globe’s chairman, said it had been well over a month since Gazit originally contacted Mills to express its desire to aid in the search for strategic alternatives.

“Actions speak louder than words and the lack of action clearly indicates a board of directors which has embraced inertia,” wrote Katzman, in a letter to Mark Ordan, Mills’ CEO.

“It is now clear to us that Mills’ current Board of Directors and management team are not willing to engage us in a productive conversation,” continued Katzman. “While we cannot force the board to give our proposal the consideration it deserves, we can and will require the board to sit in judgment before the stockholders, the constituency that ultimately pays the price for, or shares the rewards of, the Board’s decisions.”

Katzman said Gazit-Globe would, among other actions, propose a slate of directors “who we believe will provide the necessary vision to guide Mills through these difficult times.”

“After weeks of procrastination, vague promises and lack of any productive outcome, we have been left with no choice but to take our concerns directly to the stockholders who will now have the chance to give their opinions regarding the board’s performance,” concluded Katzman.

(more)

Gazit-Globe Ltd. believes certain statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section

21E of the Securities Exchange Act of 1934. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and risks, many of which are subject to change. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Gazit-Globe Ltd. Additionally, forward-looking statements speak only as of the date they are made, and we undertake no obligation to release publicly the results of any future revisions or updates we may make to forward-looking statements to reflect new information or circumstances after the date hereof or to reflect the occurrence of future events.

Important Information

Chaim Katzman, M G N (USA) Inc., Gazit (1995) Inc., Hollywood Properties Ltd., Gazit Canada Inc. intend to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of The Mills Corporation in connection with The Mills Corporation’s next meeting of stockholders to be held for the purpose of electing directors. Security holders are advised to read that proxy statement when it becomes available because it will contain important information. The proxy statement along with any other relevant documents, will be available for free at www.sec.gov. You may also obtain a free copy of the proxy statement, when it becomes available, by contacting Jonathan Perle at 212-318-6618, or by sending an email to jonathanperle@paulhastings.com. Quantified information relating to the security holdings of persons who may be deemed to be participants in the solicitation of The Mills Corporation’s stockholders may be found in the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd., M G N (USA) Inc., Gazit (1995) Inc., Hollywood Properties Ltd. and Gazit Canada Inc. filed on October 25, 2006 and amended on November 8, 2006 and as it may be further amended.

###

Attachments:

1.	Letter from Gazit Globe to The Mills Corporation
2.	Filed Lawsuit, filed lawsuit